09058437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Drive, Ste 1525
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert (312) 253-0382
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

OFFICIAL SEAL
MEGAN C THAKKAR
Notary Public - State of Illinois
My Commission Expires Jun 6, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of AOS, Inc, as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on page 10 and forward is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934 and the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 24, 2009

AOS, Inc.

Statement of Financial Condition

Assets	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 201,392	$ 416,625
Cash deposits with clearing organizations	425,000	300,000
Commissions receivable	484,061	572,912
Income taxes receivable	158,975	21,510
Note receivable	23,544	10,000
Other receivables	14,086	-
Prepaid expenses	-	15,667
Deferred tax assets	13,174	-
Furniture and equipment, net	10,040	-
Intangibles, net	809,481	40,000
Total Assets	$ 2,139,753	$ 1,376,714

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable	$ 318,459	$ 484,876
Commissions payable	386,421	404,343
Deferred taxes	115,389	15,527
Total liabilities	820,269	904,746
Shareholders' Equity		
Common stock, $0.01 par value per share, 100,000 shares authorized, 2,000 and 1,000 shares issued and outstanding, respectively	20	10
Additional paid-in-capital	1,279,394	164,404
Retained earnings	40,070	307,554
Total shareholders' equity	1,319,484	471,968
Total Liabilities and Shareholders' Equity	$ 2,139,753	$ 1,376,714

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Income

	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007
Revenues		
Commissions	$ 5,649,284	$ 5,150,881
Other operating revenues	174,343	220,497
Interest	173,045	218,889
Total revenues	5,996,672	5,590,267
Operating Expenses		
Employee compensation and benefits	2,584,772	1,878,470
Commissions and floor brokerage	1,956,746	2,319,773
Trading losses - errors	481,601	409,014
Communications	250,507	160,349
Occupancy and equipment rental	161,602	139,949
Promotional costs	296,269	166,800
Interest expenses	-	130
Other operating expenses	583,706	425,425
Total operating expenses	6,315,203	5,499,910
Net Income (Loss) Before Income Taxes	(318,531)	90,357
Provision for income tax (benefit)	(51,047)	26,012
Net Income (Loss)	$ (267,484)	$ 64,345

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, January 1, 2007	$ 10	$ 164,404	$ 243,209
Net income			64,345
Balance, December 31, 2007	10	164,404	307,554
Issuance of additional shares	10	759,990	
Additional contributions to capital		355,000	
Net income			(267,484)
Balance, December 31, 2008	$ 20	$ 1,279,394	$ 40,070

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2008	December 31, 2007
Operating Activities		
Net income	$ (267,484)	$ 64,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	502	-
Deferred income taxes	86,688	15,527
Changes in operating assets and liabilities		
Deposit with clearing organization	(125,000)	(200,000)
Receivables	61,221	(286,897)
Other current assets	15,667	(25,667)
Accounts payable	(166,417)	274,285
Commissions payable	(17,922)	403,173
Prepaid/accrued income taxes	(137,465)	(62,185)
Net Cash Provided by (Used in) Operating Activities	(550,210)	182,581
Investing Activities		
Purchase of fixed assets and intangibles	(20,023)	(40,000)
Net Cash Used in Investing Activities	(20,023)	(40,000)
Financing Activities		
Additional paid-in capital	355,000	-
Net Cash Provided by Financing Activities	355,000	-
Increase (Decrease) in Cash and Equivalents	(215,233)	142,581
Cash and Cash Equivalents at Beginning of Year	416,625	274,044
Cash and Cash Equivalents at End of Year	$ 201,392	$ 416,625

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Notes To Financial Statements
December 31, 2008

Note 1 – Significant Accounting Policies

Description of Business
AOS, Inc. is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with Terra Nova Trading, LLC and LEK Securities Corporation. The Company is also registered as an Independent Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income. The Company uses the direct method for recording bad debts.

Advertising Costs
All advertising costs are expressed as incurred. Advertising costs incurred were $98,029 and $101,138 for 2008 and 2007, respectively.

Statement of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash deposits with clearing organizations are not included as a cash equivalent item. The Company paid $159 and $72,670 in income taxes in 2008 and 2007, respectively. The Company paid $-0- and $130 in interest costs in 2008 and 2007, respectively. The Company had the following non-cash financing transaction. The Company issued 1,000 shares of common stock to a new shareholder in exchange for the development of security trading software. Management has calculated an estimated value of the developed software to be $760,000.

Furniture and Equipment
Furniture and equipment are recorded at their original cost. Depreciation of $502 and $-0- for the years ended December 31, 2008 and 2007, respectively, has been computed using straight line rates of depreciation.

Intangibles
Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The intangibles were not in service as of December 31, 2008, so amortization has not been calculated.

AOS, Inc.

Notes To Financial Statements
December 31, 2008

Note 1 – Significant Accounting Policies (Continued)

Reclassifications
Certain items in the 2007 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income or shareholders' equity.

Note 2 – Furniture and Equipment

The following is a summary of furniture and equipment less accumulated depreciation:

	December 31, 2008	December 31, 2007
Office furniture	$ 20,272	$ 9,730
Less: Accumulated depreciation	(10,232)	(9,730)
Total	$ 10,040	$ -

Note 3 - Intangibles

The following is a summary of intangibles:

	December 31, 2008	December 31, 2007
Computer software	$ 800,000	$ 40,000
Patent	9,481	-
Total	$ 809,481	$ 40,000

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Year Ended December 31, 2009 $29,982

Rental expenses for 2008 and 2007 were $121,098 and $119,109 respectively.

Note 5 - Income Taxes

The Company's deferred tax liability results from timing differences related to the expensing of software development costs and the book versus tax methods of depreciation. The Company's effective income tax rate is higher than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes. The Company has elected to defer FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes. The Company evaluated uncertain tax positions in accordance with literature that was authoritative immediately before the effective date of the new interpretation.

The Company has available at December 31, 2008, $479,316 of unused federal operating loss carryforwards and $985,985 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 and the Illinois loss carryforwards expire in 2020.

The components of income tax expense were as follows:

	2008	2007
Current state	$ -	$ 2,151
Current federal	(137,735)	8,334
Deferred state - carryforwards	(71,977)	-
Deferred federal - carryforwards	(138,495)	-
Deferred state - other	55,883	2,920
Deferred federal - other	241,277	12,607
	$ (51,047)	$ 26,012

Note 6 - Concentrations of Credit Risk

Even though the Company is a fully-disclosed broker-dealer, it could become contingently liable for any unsecured debit balances in any of its customer accounts. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is not able to fulfill its contractual obligation. The Company seeks to control its risk by monitoring margin collateral levels on a daily basis, by requiring additional collateral if necessary, and by forcing a liquidation of a customer account when necessary.

Commissions receivable as of December 31, 2008 and 2007 were unsecured and totaled $484,061 and $572,912 respectively. The Company does not require collateral on these receivables.

The Company maintains a cash balance in a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company as of December 31, 2008 had no amounts in excess of that limit.

AOS, Inc.

Notes To Financial Statements
December 31, 2008

Note 7 – Related Party Transaction

In March 2008 the Company issued 1,000 shares of common stock to a new shareholder, Sunliz Holdings, WLL (Sunliz). In exchange for the common stock, Sunliz is required to develop software that will be used as a new trading platform for the Company. Sunliz has contracted with Enterprise Logic to develop the software. Enterprise Logic is owned by the son of the owners of Sunliz. Management has estimated the value of this transaction to be $760,000. As of December 31, 2008, the Company owes Sunliz $40,050.

Note 8 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2008, the Company had net capital of $405,776, which was $155,776 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 173.7%.

Note 9 - Control Requirements

There are no amounts, as of December 31, 2008, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 10 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2008 unaudited Focus report and this report. The net effect is no change in net capital.

Net capital as reported on the unaudited Focus report of December 31, 2008	$ 405,776
Increase in shareholder's equity due to post-Focus audit adjustments	835,183
Increase in allowable credits	99,862
Increase in non-allowable assets	(935,045)
Net Capital as Audited	$ 405,776

AOS, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2008

Net Capital	
Shareholders' equity	$ 1,319,484
Add: Allowable credits	115,389
Less: Nonallowable assets	1,029,097
Net capital before haircuts on security position	405,776
Haircuts on securities	-
Net capital	$ 405,776
Aggregate Indebtedness	$ 704,880
Net capital required based on aggregate indebtedness	$ 46,992
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 155,776
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 335,288
Percentage of Aggregate Indebtedness to Net Capital	173.7%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 24, 2009

AOS, Inc.

Year Ended December 31, 2008

Financial Report